1000 WILSHIRE BOULEVARD, SUITE 1500, LOS ANGELES, CALIFORNIA 90017-2457 TELEPHONE (213) 891-0700 / FAX (213) 896-0400

Exhibit 8.2

                    , 2012

Premier Commercial Bancorp

2400 E. Katella Avenue, Suite 125

Anaheim, California 92806

Premiere Commercial Bank

2400 E. Katella Avenue, Suite 125

Anaheim, California 92806

Ladies and Gentlemen:

You have requested our opinion (this “Opinion”) as to whether, for United States federal income tax purposes, the acquisition (the “Acquisition”) of Premier Commercial Bancorp (“PC Bancorp”) and Premier Commercial Bank, N.A. (“PCB”) by CU Bancorp and California United Bank (“CUB”), pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

As set forth in the Merger Agreement, CUB and CU Bancorp will first reorganize, with CU Merger Sub, a wholly owned subsidiary of CU Bancorp formed specifically to facilitate the reorganization with CUB, merging with and into CUB, and CU Bancorp will become the bank holding company for CUB (the “CUB Bank Holding Company Reorganization”). Immediately thereafter, pursuant to the Merger Agreement, CU Bancorp will acquire PC Bancorp through the merger of PC Bancorp and CU Merger Sub II, a subsidiary of CU Bancorp formed specifically to facilitate the acquisition of PC Bancorp, followed immediately thereafter by the merger of PC Bancorp with and into CU Bancorp, with CU Bancorp surviving and continuing as the bank holding company for PCB and CUB. Immediately thereafter, CUB and PCB will merge, with CUB surviving.

This Opinion is being delivered pursuant to the Merger Agreement. This Opinion may be relied upon by you only in connection with the transaction described above and may not be used or relied upon by you for any other purpose or by any other person for any other purpose whatsoever without our prior written consent. This Opinion is being delivered prior to the consummation of the proposed transaction and therefore is prospective and dependent on future events. No assurances can be given that future legislative, judicial or administrative changes, on other prospective or retroactive basis, of future factual developments, would not adversely affect the accuracy of this Opinion. Furthermore, in the event any one of the facts or statements or assumptions upon which we have relied to issue this Opinion is incorrect, our opinion might be adversely affected and may not be relied upon.

Premier Commercial Bancorp

Premier Commercial Bank

                    , 2012

This Opinion is intended to comply with the rules for a “limited scope opinion” under Treasury Department Circular No. 230, Title 31 Code of Federal Regulations, Subtitle A, Part 10 (“Circular 230”) as it considers less than all of the significant federal tax issues. Accordingly, as provided in Circular 230 Section 10.35(e)(3):

(A) This Opinion is limited to the federal tax issue addressed in this Opinion;

(B) Additional issues may exist that could affect the federal tax treatment of the transaction or matter that is the subject of the Opinion and the Opinion does not consider or provide a conclusion with respect to any additional issues; and

(C) With respect to any significant federal tax issues outside the limited scope of the Opinion, the Opinion was not written, and cannot be used by PCB or PCB Bancorp (or any other person) for the purpose of avoiding penalties that may be imposed on the taxpayer.

We have reviewed the Merger Agreement and that certain Joint Proxy Statement - Prospectus sent to the shareholders of CU Bancorp and PC Bancorp soliciting approval of the Merger (the “Proxy Statement”), and such other materials as we have deemed necessary or appropriate to review as a basis for our opinion and base our opinion on the information contained in such documents. In addition, we have made such investigations of law as we have deemed appropriate as a basis for our opinion.

In our examination, we have assumed, without independent investigation: the legal capacity of all individuals; the genuineness of all signatures; the enforceability of all documents in accordance with their terms; the authenticity of all documents submitted to us as originals; the conformity to original documents of all documents submitted to us as certified, conformed or photocopies and the authenticity of the originals of such copies; that the Acquisition will be duly and validly authorized and approved and comply with all applicable laws in order to constitute a merger under applicable law; that the Acquisition will be consummated in accordance with the Merger Agreement and the Proxy Statement (except as noted herein), and that none of the terms and conditions contained therein will be waived or modified in any respect; the accuracy (as of the date hereof and as of the Effective Date, respectively) of all facts, representations and factual information set forth in the documents referenced herein; and that the parties to the transaction will report the federal income tax and financial accounting consequences of the Acquisition consistent with the Merger Agreement and the conclusions set forth below.

In the case of transactions as complex as the Acquisition and transactions related to the Acquisition, many federal, state, local and foreign income and other tax consequences arise. We have been asked only to address the issues specifically set forth below. No opinion is expressed regarding any other issues.

Based upon the foregoing, and in reliance thereon, it is our opinion that, under current U.S. federal income tax law, the Acquisition will qualify as a reorganization within the meaning

Premier Commercial Bancorp

Premier Commercial Bank

                    , 2012

of Section 368(a) of the Code, assuming that all prerequisites for the Acquisition are satisfied, including that the closing of the Bank Holding Company Reorganization as provided in Section 9.1.2 of the Merger Agreement and that CU Bancorp acquires in consideration of CU Bancorp common stock at least 80% of PC Bancorp voting stock and at least 80% of all other classes of PCB Bancorp pursuant to the Merger Agreement. In the event that CU Bancorp is unable to acquire at least 80% of CUB and at least 80% of PC Bancorp in consideration of CU Bancorp common stock, we assume that CU Bancorp will exercise its right to terminate the Merger Agreement. In addition, while we have not been asked to opine on other tax consequences of the Acquisition, we note that because PC Bancorp shareholders, either as dissenters or in exchange for fractional shares, may receive cash for their PC Bancorp common stock, such PC Bancorp shareholders may recognize taxable gain to the extent of the cash received, with the character of such gain depending on whether the shareholders held their respective common stock as capital assets.

In rendering this Opinion, we are expressing our views only as to United States federal income tax law. Our Opinion is based on the Code, Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. Any change in applicable laws or facts and circumstances surrounding the Acquisition, or any inaccuracy in the statements, facts, assumptions and representations on which we have relied, may affect the continuing validity of the opinion set forth herein. We assume no responsibility to inform you of any such change or inaccuracy that may occur or come to our attention.

Except for the conclusions set forth above, we are expressing no opinions as to any other aspects (tax or legal) of the transactions contemplated by the Merger Agreement and the documents referenced herein. This letter is being issued solely for the benefit of PC Bancorp and PCB may not be relied upon by any other person without our prior written consent.

Very truly yours,